Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

IN RELATION TO

PROPERTY PURCHASE

The Board announces that on 27 June 2012, the Company and CLI entered into the Framework Agreement, pursuant to which the Company proposed to acquire from CLI the Properties for use by the Company’s branches as office premises.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC and therefore a connected person of the Company. As such, the Property Purchase constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios for the Property Purchase are more than 0.1% but less than 5%, the Property Purchase is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that on 27 June 2012, the Company and CLI entered into the Framework Agreement, pursuant to which the Company proposed to acquire from CLI the Properties for use by the Company’s branches as office premises.

FRAMEWORK AGREEMENT

Date

27 June 2012

Commission File Number 001-31914

Parties

(i)	Purchaser: the Company

(ii)	Seller: CLI

The Properties

Pursuant to the Framework Agreement, the Company proposed to acquire from CLI the Properties for use by the Company’s branches as office premises. The Properties consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters, in which 569 properties have full legal titles and 629 properties do not have full legal titles. The Properties were originally retained by CLIC at the time of the Company’s listing on the Stock Exchange pursuant to a restructuring agreement entered into between the Company and CLIC, and were subsequently allocated by CLIC to CLI on 30 June 2008. Based on the information provided by CLI, the cost of the Properties is approximately RMB1,004 million, and the book value of the Properties is approximately RMB639 million.

Pursuant to the Framework Agreement, the Properties shall be transferred in batches with a standalone agreement to be entered into for each transfer. The Properties which have full legal titles shall be transferred first and the Properties which do not have full legal titles shall be transferred after the full legal titles are obtained. The Company’s branches and CLI will enter into a standalone agreement in relation to the transfer of each Property which has a full legal title in accordance with the terms and conditions of the Framework Agreement.

Consideration and pricing basis

The total consideration for the Property Purchase is expected to be no more than RMB1.7 billion, which was determined with reference to an initial valuation provided by intermediaries or the transaction price of comparable properties in the market. The actual purchase price of each Property shall be valued and determined by the intermediaries agreed upon by the parties with reference to prevailing market price. Details of the transaction price and payment arrangement of each Property will be stipulated in the standalone agreement to be entered into between the Company’s branches and CLI. The consideration of the transaction will be paid in cash and funded by the Company’s internal resources.

Term and Termination

The Framework Agreement is for a term of three years and shall become effective upon signing by the parties and approval by the competent authorities. The parties shall cooperate with each other to complete the transfer of ownership of and deliver the Properties if standalone property transfer agreements in respect of such Properties will be signed prior to the expiry of the Framework Agreement. The parties shall not transfer any Properties under the Framework Agreement if standalone property transfer agreements in respect of such Properties cannot be signed prior to the expiry of the Framework Agreement.

GENERAL

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLI is a company established under the laws of the PRC with limited liability and is principally engaged in the businesses of investment, investment management and asset management.

Commission File Number 001-31914

REASONS FOR AND BENEFITS OF THE PROPERTY PURCHASE

The Property Purchase will provide offices to certain local branches of the Company which do not own office premises for their business operations. It is also an effective measure to increase the Company’s resources into its local branches and improve their operating environments, which will as a result facilitate the business development of the Company and benefit the interests of the Company and its shareholders as a whole.

The Directors (including the independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Framework Agreement are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. The then Directors Mr. Yuan Li, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Shi Guoqing and Ms. Zhuang Zuojin were considered as having an interest in the Property Purchase and had abstained from voting on the board resolution passed to approve the Property Purchase.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. CLI, a wholly-owned subsidiary of CLIC, is an associate of CLIC and therefore a connected person of the Company. As such, the Property Purchase constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios for the Property Purchase are more than 0.1% but less than 5%, the Property Purchase is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

Commission File Number 001-31914

“Directors”	the directors of the Company

“Framework Agreement”	the property purchase framework agreement dated 27 June 2012 entered into between the Company and CLI in relation to the Property Purchase

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Properties”	1,198 properties with a total gross floor area of approximately 803,424.09 square meters, which are held by CLI in various provinces of the PRC and are proposed to be acquired by the Company from CLI in accordance with the Framework Agreement

“Property Purchase”	the acquisition of the Properties by the Company from CLI pursuant to the Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 27 June 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Director:	Miao Jianmin

Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh